Specialty Contractors, Inc.

1541 E Interstate 30, Suite 140

Rockwall, Texas 75087

January 29, 2014

Ms. Sherry Haywood

Mr. Craig Slivka

US Securities & Exchange Commission

Washington, DC 20549

RE:    Specialty Contractors, Inc.

Amendment No. 2 to Form 8-K

Files August 21, 2013

File No. 333-166057

Dear Ms. Haywood,

In response to your letter dated September 17, 2013 we respectfully answer as follows:

General

1. Please amend your Form 8-K/A to address the following comments.

Answer: See following

2. We note that you acquired 100% of the voting equity interest in Alpha Wise Assets, LLC. It appears your transaction may be a reverse merger. Please refer to ASC 805-40 and provide us with your basis for concluding your transaction represents a business combination.

Answer: We have revised the financial statements to account for the transactions as a reverse merger.

3. If you conclude your transaction was a reverse merger, please disclose this fact and also identify the accounting acquirer and the accounting acquiree. In addition, please ensure that your accounting will comply with the following bullet points:

  Prior to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and should only include the historical results and operations of the accounting acquirer;
  The historical financial statements (the accounting acquirer) are required to reflect the shares issued by the accounting acquiree “to acquire” the accounting acquirer as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of the accounting acquirer and the accounting acquiree’s stock should be offset to additional paid-in capital;
  The historical financial statements (the accounting acquirer) are required to reflect the reverse merger of the accounting acquiree on the acquisition date. On the acquisition date, the accounting acquiree’s outstanding shares should be reflected as being issued by the accounting acquirer to acquire the accounting acquiree; and
  Subsequent to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and the accounting acquiree on a consolidated basis.

 Answer: The amended filings show the historical financial statements to be those of the accounting acquire.

4. It does not appear that you have included an MD&A section related to Alpha Wise Assets, LLC anywhere in the filing. As such, please revise your document to include an MD&A section and ensure that you comply with the requirements set forth in Item 303 of Regulation S-K.

Answer: An MD&A section for Alpha Wise has been included in the amended filings.

5. Please revise your filing to include the information required by Item 3.02 of Form 8-K.

Answer: We have updated our filing to include the information required by Item 3.02.

6. With the disposition of Texas Deco Pierre, LLC, it appears that you were a shell company prior to the consummation of the transactions you describe in your filing. Therefore, please provide the disclosure required by Item 5.06 of Form 8-K.

Answer: We have amended our filing to provide the disclosure required by Item 5.06.

Item 1. Business, page 2

7. Please disclose that you have not yet generated revenues from operations.

Answer: We have disclosed that we have not yet generated revenue from operations.

8. When disclosing your business plans, please ensure that the discussion accurately reflects your level of operations. For instance, the disclosure “our communities” suggests a level of business beyond the one completed home that you are seeking to sell. Please revise accordingly.

Answer: We have made the revision in our amended filings.

9. Please revise to disclose that you have one employee.

Answer: We have disclosed that we only have one employee.

Regulation and Environmental Matters, page 4

10. What foreign laws and regulations concerning protection of health and the environment are you subject to? Please ensure that the disclosure you provide is meaningfully related to your business.

Answer: This reference has been removed from our amended filings.

11. Please disclose the information required by Item 403 of Regulation S-K.

Answer: We have amended our filings to disclose the information required by Item 403.

Item 2.01 Disposition of Assets, page 4

12. Please revise to disclose the nature of any material relationship between Mr. Goode and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer.

Answer: We have disclosed that there are no material relationships between Mr. Goode and the registrant.

13. Please revise to file an executed version of the Stock and Asset Transfer Agreement.

An executed version of the Stock and Asset Transfer Agreement has been filed.

Item 5.01 Changes in Control of Registrant, page 4

14. Please revise to include the information required by Item 5.01(a)(2) of Form 8-K.

Answer: We have included the information required by Item 5.01(a)(2) of Form 8-K.

15. It appears that you sold Texas Deco Pierre, LLC to your former president for $30,000, then repurchased your shares from this individual for the same amount. If this is accurate, please state clearly that the only consideration that exchanged hands in this series of transactions was the assets and shares of your common stock.

Answer: We have clarified that the only consideration that exchanged hands was the assets and shares of our common stock.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, page 4

16. You state on that Mr. Goode is your Chief Accounting Officer but the 8-K filed in April indicates that Charles Smith was appointed to this position. Please revise.

Answer: We have revised to state that Mr. Smith is our Chief Accounting Officer.

Item 9.01 Financial Statements and Exhibits, page 5

Pro Forma Financial Information, page 5

17. Please revise to provide the pro forma financial information required by Rule 8-05 of Regulation S-X. This should include pro forma statements of operations for the latest fiscal year and interim period and a pro forma balance sheet as of the latest interim period. The notes to the pro forma statements should clearly show how you arrived at each adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. Refer to Rule 11-02(b) of Regulation S-X.

Answer:We have provided the pro forma information required by Rule 8-05 of Regulation S-X.

18. If you are able to conclude your transaction represents a business combination, please enhance your disclosure to further describe the nature of the loss on acquisition that you recorded in the amount of $28,528. Please fully explain how you determined the fair value of the business acquired.

Answer: We have revised our filings to account for the transactions as a reverse merger.

19. In future filings, please disclose the range of high and low sales prices or bid information for your common stock for the last two fiscal years. See Item 201(A)(1)(iii) of Regulation S-K.

Answer: We will disclose in future filings.

20. In future filings, please disclose the approximate number of holders of record of your common stock. See Item 201(B)(1) of Regulation S-K.

Answer: We will disclose in future filings.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

21. Please amend your Form 10-K/A to present Section 302 certifications as Exhibit 31 in accordance with Item 601 of Regulation S-K. Note, that you are only required to present paragraphs one and two of the Section 302 certifications in your amendment. Ensure that the certifications refer to the Form 10-K/A and are currently dated.

Answer: We will amend out 10-K/A to include Section 302 Certifications.

22. Please address the above comments in your interim financial statements to the extent they are applicable.

Answer: We have amended our interim filings to incorporate the above comments to the extent they are applicable..

Item 1. Consolidated Financial Statements

Consolidated Statements of Operations, page 4

23. It is unclear why you have reported a gain from discontinued operations of $16,294 as well as a loss from discontinued operations of $7,963 for the six months ended June 30, 2013. Please advise or revise. Refer to ASC 205-20-45-3.

Answer: This has been replaced by the accounting for the transactions as a reverse merger so the gains / losses no longer show.

Sincerely,

/s/ Michael Goode

Michael Goode